UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Susser Holdings Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

869233 10 6
(CUSIP Number)

Wellspring Capital Partners III, L.P. c/o Wellspring Capital Management LLC Lever House 390 Park Avenue New York, New York 10022 (212) 318-9800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 869233 10 6	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wellspring Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 759,281
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 759,281
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 759,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 869233 10 6	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stripes Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 845,601
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 845,601
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 845,601
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 869233 10 6	SCHEDULE 13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON WCM GenPar III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 869233 10 6	SCHEDULE 13D	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON WCM GenPar III GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 869233 10 6	SCHEDULE 13D	Page 6 of 9 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed with the SEC on November 2, 2006 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the SEC on July 16, 2012 (“Amendment No. 1”) (the Original Schedule 13D as amended and supplemented by Amendment No. 1 and this Amendment No. 2, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”) of Susser Holdings Corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 4525 Ayers Street, Corpus Christi, Texas 78415.

In this Amendment No. 2, the calculations of the percent of outstanding shares of Common Stock owned by each reporting person are based on 20,956,237 shares of Common Stock outstanding as of July 17, 2012, as reported in the Issuer’s Prospectus Supplement filed with the SEC on July 18, 2012 (the “Prospectus”).

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is amended and supplemented with the following.

WCP III and Stripes LP completed the registered public offering of 5,000,000 shares of Common Stock of the Issuer on July 23, 2012.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety with the following:

(a)	As of July 23, 2012, the Reporting Persons beneficially own the following shares of Common Stock:

i.
The responses of WCP III to rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of July 23, 2012, WCP III beneficially owned 759,281 shares of Common Stock, representing approximately 3.7% of the outstanding Common Stock (the outstanding Common Stock, 20,956,237 shares, being based on the number of shares outstanding as of July 17, as reported in the Issuer’s Prospectus.

ii.
The responses of Stripes LP to rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of July 23, 2012, Stripes LP beneficially owned 845,601 shares of Common Stock, representing approximately 4.0% of the outstanding Common Stock (the outstanding Common Stock, 20,956,237 shares, being based on the number of shares outstanding as of July 17, as reported in the Issuer’s Prospectus.

iii.
The responses of WCM GenPar to rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. By virtue of being a general partner of WCP III and Stripes LP, for purposes of this Schedule 13D, WCM GenPar may be deemed to be the beneficial owner of all of the Common Stock owned of record by WCP III and Stripes LP.

CUSIP No. 869233 10 6	SCHEDULE 13D	Page 7 of 9 Pages

iv.
The responses of Ultimate GP to rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. By virtue of being a general partner of WCM GenPar, for purposes of this Schedule 13D, Ultimate GP may be deemed to be the beneficial owner of all of the Common Stock owned of record by WCP III and Stripes LP.

(b)	Number of Shares as to which each Reporting Person has:

i.	sole power to vote or to direct the vote: see Item 7 on the cover pages to this Schedule 13D;

ii.	shared power to vote or to direct the vote: see Item 8 on the cover pages to this Schedule 13D;

iii.	sole power to dispose or to direct the disposition: see Item 9 on the cover pages to this Schedule 13D;

iv.	Shared power to dispose or to direct the vote: see Item 10 on the cover pages to this Schedule 13D.

(c)
On July 23, 2012, the secondary registered public offering of the Issuer’s Common Stock was completed and WCP III sold 2,365,535 shares of the Issuer’s Common Stock and Stripes LP sold 2,634,465 shares of the Issuer’s Common Stock for a combined total of 5,000,000 shares of Common Stock, with a price to the public of $36.00 per share.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended and supplemented with the following:

WCM III and Stripes LP entered into 90-day lock up agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies & Company as representatives of itself and on behalf of the underwriters in connection with the sale of Common Stock.

Item 6 is further supplemented by incorporating by reference the information set forth under Item 4 above.

CUSIP No. 869233 10 6	SCHEDULE 13D	Page 8 of 9 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

The documents filed as exhibits in the Schedule 13D are hereby incorporated by reference herein.

Exhibit 99.1:
Lock-up agreement dated as of July 17, 2012 among Wellspring Capital Partners III, L.P. and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies & Company, as representatives of the underwriters.

Exhibit 99.2	Lock-up agreement dated as of July 17, 2012 among Stripes Holdings, L.P. and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies & Company, as representatives of the underwriters.

Exhibit 99.3	Lock-up agreement dated as of July 17, 2012 among William F. Dawson, Jr. and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies & Company, as representatives of the underwriters.

CUSIP No. 869233 10 6	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 23, 2012

WELLSPRING CAPITAL PARTNERS III, L.P.

By:	WCM GenPar III, L.P., its General Partner

By:	WCM GenPar III GP, LLC, its General Partner

By:	/s/ William F. Dawson, Jr.
Name: William F. Dawson, Jr. Title: Authorized Person

STRIPES HOLDINGS, L.P.

By:	WCM GenPar III, L.P., its General Partner

By:	WCM GenPar III GP, LLC, its General Partner

By:	/s/ William F. Dawson, Jr.
Name: William F. Dawson, Jr. Title: Authorized Person

WCM GENPAR III, L.P.

By:	WCM GenPar III GP, LLC, its General Partner

By:	/s/ William F. Dawson, Jr.
Name: William F. Dawson, Jr. Title: Authorized Person

WCM GENPAR III GP, LLC

By:	/s/ William F. Dawson, Jr.
Name: William F. Dawson, Jr. Title: Authorized Person